SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)

CAMPBELL RESOURCES INC.
(Name of Issuer)

COMMON SHARES
(Title of Class of Securities)

134422
(CUSIP Number)

September 22, 2003
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d)

	Names of Reporting Persons;
1)	I.R.S. Identification Nos. of Above Persons
	DUNDEE PRECIOUS METALS INC. ("Dundee Precious")

2)	Check the Appropriate Row if a Member of a Group (See Instructions)
	(a)
	(b)

3)	SEC Use Only

4)	Citizenship or Place of Organization			Ontario, Canada

	Number of	5)	Sole Voting Power	1,600,000
	Shares
	Beneficially	6)	Shared Voting Power	NIL
	Owned by
	Each	7)	Sole Dispositive Power	1,600,000
	Reporting
	Person	8)	Shared Dispositive Power	NIL
	With

9)	Aggregate Amount Beneficially Owned by Each Reporting Person		1,600,000

10)	Check if the Aggregate Amount in Row (9)
	Excludes Certain Shares N/A

11)	Percent of Class Represented by Amount in Row 9	2.75%

12)	Type of Reporting Person * CO

Item 1(a). Name of Issuer:

Campbell Resources Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:

95 Wellington Street West, Suite 2000, Toronto, Ontario M5J 2N7

Item 2(a). Name of Person Filing:

Dundee Precious

Item 2(b). Address of Principal Business Office or, if none, Residence:

40 King Street West, Suite 5500, Toronto, Ontario M5H 4A9

Item 2(c). Citizenship:

Canada

Item 2(d). Title of Class of Securities:

Common Shares

Item 2(e). CUSIP Number:

134422

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a: N/A
(a)	[	]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[	]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[	]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[	]	Investment company registered under section 8 of the Investment Company Act of 1940
(15 U.S.C 80a-8).
(e)	[	]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	[	]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	[	]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	[	]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12
U.S.C. 1813);
(i)	[	]	A church plan that is excluded from the definition of an investment company under section
3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[	]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership.

See Sections 5-9 and 11 on Cover page.

(a) Amount beneficially owned:
(b) Percent of class:
(c) Number of shares as to which such person has:
                   (i) Sole power to vote or to direct the vote
                  (ii) Shared power to vote or to direct the vote
                 (iii) Sole power to dispose or to direct the disposition of
                 (iv) Shared power to dispose or to direct the disposition of

Item 5. Ownership of Five Percent or Less of a Class.

Due to the expiry of warrants that were held by Dundee Precious and an increase in the share capital of Campbell, our position now represents less then a 5% interest in the company.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

N/A

Item 8. Identification and Classification of Members of the Group.

N/A

Item 9. Notice of Dissolution of Group.

N/A

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 28, 2003
Date

DUNDEE PRECIOUS METALS INC. BY:

"Lori E. Beak"
Signature

Lori E. Beak- Vice President and Secretary
Name/Title